UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 25, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Santarus, Inc.

File No. 000-50651 - CF# 24266

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Santarus, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 5, 2009. This order corrects the January 21, 2010 order granting the application.

Based on representations by Santarus, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through November 4, 2019
Exhibit 10.2	through November 4, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Greenspan
Special Counsel